EXHIBIT 99.3

Management’s Discussion and Analysis

The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2008 and 2007. This discussion is the responsibility of Management and the information within this Management discussion and analysis is current to March 27, 2009.  This Board of Directors reviewed the disclosure presented herein through the Audit Committee.  This discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc. is a gold and oil & natural gas producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company’s entire asset base is located in Canada.  Its main revenue generating assets is the 100 percent owned Seabee gold mine, located in northern Saskatchewan. The Company also has working interests in oil & natural gas wells located in both Saskatchewan and Alberta that are being held for sale.

The Company’s primary mission is to create significant shareholder value through gold exploration and mining.  Its vision is to be highly valued by all stakeholders for its ability to discover, develop and produce gold in a safe, environmentally responsible and profitable manner.  The Company’s goals include:

•	Increasing its resource base through aggressive exploration programs;
•	Developing profitable mining operations at the Seabee Operation;
•	Strengthening its Balance Sheet and maintaining liquidity; and
•	Increasing value to shareholders.

Exploration

At the Madsen property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground access.  In December 2008, the Company reached an important milestone with the commencement of its directionally-assisted underground drill program from the 10th level of the Madsen mine shaft.

Claude’s gold exploration efforts at the Seabee Operation continue to focus on land positions within trucking distance of the mill: the Santoy 8 and 8E zones, the Porky zones and Seabee Deep.  In June of this year, the Company released the results of a National Instrument 43-101 compliant inferred and indicated mineral resource estimate at the Santoy 8 deposit.  The Company is currently completing the environmental studies and permitting required for planned commercial mining of the Santoy 8 and 8E deposits in 2009.

Operations

The Company will continue to focus on the profitability of the Seabee mining operations.  This will be accomplished through a combination of improved grade control, stringent cost controls and developing the production profile at our lower cost satellite ore bodies.

Financial Capacity

The Company intends to build its cash reserves and maintain access to financial markets to ensure continued funding of exploration efforts and expansion of mining projects.

During the second quarter of 2008, the Company closed a debenture offering for gross proceeds of $18.1 million.  Proceeds from the offering were used to help fund the 2008 exploration program at the Madsen property (including the dewatering of the Madsen shaft) and to address ongoing equipment and infrastructure upgrades at the Seabee properties.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 2

In addition, during the fourth quarter, Claude sold its working interest in the Edson Gas Unit No. 1 and the Edson Gas Plant for gross proceeds of $11.2 million.  Proceeds of this disposition will be used to ensure funding of the Madsen property and to finance production expansion at the Seabee Mining Operation.

2008 Mining Operations

Seabee Operation

For the year ending December 31, 2008, the Seabee project - consisting of feedstock from the Seabee Mine, Santoy 7 Mine and Porky exploration project - milled 228,427 tonnes of ore, grading 6.46 grams per tonne, producing 45,466 ounces of gold.  This compares to 227,661 tonnes of ore, grading 6.35 grams per tonne, producing 44,323 ounces of gold in 2007.

2008 Gold Production Results

	Q1	Q2	Q3	Q4	Grand Total	Seabee	Santoy 7	Porky
Tonnes	51,111	57,984	57,799	61,533	228,427	179,437	43,209	5,781
Grade (grams per tonne)	5.37	6.45	6.77	7.09	6.46	6.44	6.94	3.59
Milled Ounces	8,831	12,026	12,585	14,021	47,463	37,157	9,638	668
Gold Recovery %	95.38%	95.88%	94.98%	96.66%	95.79%	95.80%	95.73%	96.41%
2008 Produced Ounces	8,422	11,531	11,962	13,551	45,466	35,595	9,227	644
2007 Produced Ounces	7,297	9,769	15,091	12,166	44,323	38,709	5,614	0

Total mine operating costs increased 27 percent to $32.2 million from $25.3 million last year.  This result was due to increases in labour, material, and services costs within a very competitive market place.  2009 forecasted operating costs are anticipated to drop modestly with the Company’s past and continued investment in new mobile equipment and mining facilities.

Annual Seabee Production and Costs Statistics

	Dec 31	Dec 31
	2008	2007

Tonnes Milled	228,427	227,631
Head Grade (grams per tonne)	6.46	6.35
Recovery (%)	95.8%	95.4%
Gold Produced (ounces) (1)	45,466	44,323
Gold Sold (ounces) (2)	44,099	40,238
Operating Expenses (CDN$ million)	$32.2	$25.3
Cash Operating Costs (CDN$/oz)	$729	$629
Cash Operating Costs (US$/oz)	$683	$586

(1)  Includes ounces produced from Santoy 7 and Porky Lake bulk samples.
(2) Excludes 640 ounces (2007 – 4,456 ounces) sold from Santoy 7 and Porky Lake bulk samples.
(3) For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

Seabee Mineral Reserves and Mineral Resources

Modest surface and underground drill programs were undertaken at Seabee in 2008.  At December 31, 2008, proven and probable reserves in the Seabee Mining Area were 998,400 tonnes, grading 6.82 grams per tonne or 219,000 ounces.  Compared to December 31, 2007, this represents a five percent decrease in reserve tonnage and three percent decrease in reserve ounces.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 3

The Company’s mineral resources at its Seabee Operations included measured and indicated mineral resources of 196,100 ounces and inferred mineral resources totalled 391,100 ounces.  Compared to December 31, 2007, this represents a seven percent increase in contained gold within our mineral resources.

Figure 1: Seabee Mining Area Year End Gold Mineral Reserves and Mineral Resources

In 2009, Claude is planning in excess of 30,000 metres of underground drilling to replace 2009 production.  Drilling will evaluate downplunge extensions of the Seabee ore shoots as well as targets east of the present mining areas.

Figure 2: Seabee Mining Area Mineral Reserves and Resources

Mineral Reserves and Resources
Proven and Probable Reserves
Projects	December 31, 2008			December 31, 2007
	Tonnes	Grade (g/t)	~Ozs	Tonnes	Grade (g/t)	~Ozs
Seabee	685,700	6.98	154,000	934,100	6.69	201,000
Santoy 7	54,000	7.95	13,800	114,300	6.74	24,800
Santoy 8	177,300	7.02	40,000	-	-	-
Porky West	81,400	4.29	11,200	-	-	-
Totals	998,400	6.82	219,000	1,048,400	6.70	225,800
Measured and Indicated Mineral Resources
Projects	December 31, 2008			December 31, 2007
	Tonnes	Grade (g/t)	~Ozs	Tonnes	Grade (g/t)	~Ozs
Santoy 7	-	-	-	-	-	-
Santoy 8	545,600	8.98	157,500	-	-	-
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	-	-	-	90,000	7.33	21,200
Totals	705,600	8.64	196,100	250,000	7.44	59,800
Inferred Mineral Resources
Projects	December 31, 2008			December 31, 2007
	Tonnes	Grade (g/t)	~Ozs	Tonnes	Grade (g/t)	~Ozs
Seabee	950,000	8.19	250,000	1,020,000	8.09	265,200
Santoy 7	-	-		10,000	10.00	3,200
Santoy 8	391,500	8.08	102,000	910,000	6.10	178,500
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	76,000	6.39	15,600	130,000	5.00	20,900
Totals	1,487,500	8.17	391,100	2,140,000	7.14	491,300

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Vice President Mining Operations and Brian Skanderbeg, P Geo., Vice President Exploration.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 4

Health, Safety and Environment

Significant progress was made during 2008 with respect to the Company’s Health and Safety programs and its safety performance.  The Seabee Operation was the first mine in Saskatchewan to commission an underground portable refuge station to support underground ramp development.  Further, in order to reduce the risk associated with older equipment, the Company upgraded self-rescue equipment to be compatible with other companies in the province.  For 2009, the focus of the Company will be to increase the involvement of its workers and supervisors to ensure that they continue to be aware of potential hazards and make it their personal objective to ensure they and their co-workers are able to work in an injury free environment.

Claude Resources Inc. continued with planned improvements to lessen its impact on the environment through its enterprise risk management program.  During 2008, the Company upgraded and expanded its storage facilities of hazardous materials at site.

Exploration

During 2008, at the Madsen Mine property in the Red Lake camp, 47,210 metres of surface drilling focused on testing two advanced targets and four grassroots targets.  Data capture, compilation and verification continued in 2008 with a National Instrument 43-101 technical report anticipated in mid-2009.  Shaft dewatering continued throughout 2008 and, in December 2008, the Company reached an important milestone with the commencement of its directionally-assisted underground drill program from the 10th level of the Madsen mine shaft.  Phase 1 of this underground program is targeting the 8 Zone system with 12,000 metres of drilling and is expected to continue through to the second quarter of 2009.

Exploration on the Seabee property during 2008 focused on permitting and developing satellite ore bodies to be used as supplemental feed for the Seabee mill.  A 35,000 tonne bulk sample permit was obtained at Porky West in June 2008.  The Company worked diligently to move Santoy 8 towards commercial production by preparing an Environmental Impact Statement.  Combined with ongoing production from Santoy 7, the Company is continuing to demonstrate its capacity to effectively grow the Seabee camp from discovery, to development and to production.

Geological exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., Vice President Exploration for Claude Resources Inc.

Madsen

The Madsen mine, having produced in excess of 2.4 million ounces over its 40 year operating history, was the third largest gold producer in the Red Lake camp.  The property comprises over 4,000 hectares (10,000 acres) and includes a fully functional 500 ton per day gold mill, 4,000 foot deep shaft and permitted tailings facility.

During 2008, exploration drilling continued to test the Fork Zone target. The Fork Zone is located mid-way between the Starratt-Olsen and Madsen mines.  The target comprises two sub-parallel, moderately, southeast-dipping shear systems that host southwest plunging ore-shoots. Fifty-five drill holes were completed in 2008, with the potential of the system highlighted by drill intercepts which included 17.32 grams per tonne over 10.33 metres and 31.03 grams per tonne over 2.70 metres. The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.

The Starratt Olsen mine, located approximately three kilometres south of the Madsen mine and mill complex, operated from 1948 through 1956 and produced approximately 164,000 ounces of gold at 0.18 ounces per ton.  The potential of the Starratt-Olsen footwall environment was demonstrated during 2008 by the discovery of several, narrow high-grade vein systems that returned intercepts of 185.62 grams per tonne over 0.41 metres, 26.85 grams per tonne over 0.58 metres and 21.25 grams per tonne over 1.0 metre.  The mineralized structures hosting the intercepts are between 100 and 250 metres in the footwall of the Starratt Olsen historic infrastructure and show strong similarities to the historic 8 Zone style mineralization.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 5

In addition to the advanced targets, Claude also tested four grassroots and/or conceptual targets during 2008. The Russett South, Hasaga Shoots, Polymetallic and 8-Zone up-plunge targets were tested with 16 holes for 11,380 metres.  Drilling of the Russett South, Hasaga and the Polymetallic zones failed to produce any significant assays; further testing of these zones will be deferred.  Results from the 8 Zone up-plunge program have warranted further testing in 2009.

In conjunction with surface exploration activities, rehabilitation and dewatering of the Madsen mine shaft was initiated in July of 2007 and is proceeding as planned.  Access to the 10th level, as a platform for exploration drilling was achieved in the third quarter of 2008 and Phase 1 drilling was initiated in December.  The primary target of the underground program is the plunge and strike continuity of the 8 Zone.  It was discovered in 1969 and produced through to mine closure in 1976 between the 23rd and 27th levels.  Underground mapping and historic documentation shows a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. Historic drilling immediately above and below the 27th level, the deepest production level, returned drill intercepts including 27.77 grams per tonne over 4.39 metres, 94.63 grams per tonne over 2.01 metres, 76.11 grams per tonne over 0.91 metres and 42.86 grams per tonne over 0.91 metres.  The system remains open along strike and up and down plunge.

Claude continued with historic data capture, compilation and verification in 2008.  As part of the long term development plans at Madsen, an updated National Instrument 43-101 resource calculation and technical report has been initiated and is expected to be completed in the second quarter of 2009. SRK Consulting Inc. has been contracted to oversee the compilation and technical report and has also completed a structural review of the Madsen property.

With the initiation of the Phase I 8 Zone underground drill program and new discoveries at the Fork Zone and Starratt-Olsen, the 2008 exploration program was a critical step in the on-going advanced exploration at Madsen.  Moving forward, the 2009 drill program plans to complete 22,000 metres of underground drilling on the 8 Zone plunge and strike extensions as well as 10,500 metres of surface drilling on the Fork Zone, Starratt Olsen Footwall and the 8 Zone up-plunge targets.

Santoy 8 Project

The Santoy 8 and 8E deposits are located approximately 14 kilometres east of the Seabee Mine and accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply to the east and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, width of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 and 8E ore deposits varies from 1.5 metres to 30 metres.

During 2008, Claude updated its National Instrument 43-101 compliant mineral resource calculation for Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it plans to mine in the first three years of the Santoy 8 project.  The upgrading of the resource model is the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.

At December 31, 2008, the mineral reserve at Santoy 8 was 177,300 tonnes at 7.02 grams per tonne, the indicated mineral resources consisted of 545,600 tonnes at 8.98 grams per tonne and the inferred mineral resource was 391,500 tonnes at 8.08 grams per tonne. The increase in the quality and quantity of the mineral reserves and mineral resources are a result of the successful 2007 drill program and the incorporation of the results into Seabee’s Life of Mine Plan.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 6

The Santoy 8 Power Line Project, which will tie this property to the provincial power grid, continued during 2008.  Phase One of the project, the erection of the power line poles, is more than 90 percent complete.  Phase Two, consisting of the power line installation, is planned for the first half of 2009.  The final phase involves the installation of the main transformer and is expected to be completed during the second half of 2009.

Claude views the Santoy 8 project as a key driver in the expansion of the Seabee Operation and in lowering operating costs over the next three years.  The Company is currently completing the environmental studies and permitting required for planned commercial mining of the Santoy 8 and 8E deposits in 2009.

Porky

Claude wholly owns the Porky Lake structural zones located approximately three kilometres northwest of its Seabee gold mill.  The Porky Lake West and Porky Lake East (“Pigeon Lake”) gold zones lie on opposite flanks of the large Porky Lake anticline, along a gold-bearing horizon which has been traced intermittently over 7.5 kilometres from the western extent of Porky West zone to the north of the Pigeon Lake zone in the east.  Drill testing from 2002 to 2006 successfully discovered two structural zones of significant mineralization, Porky Main and Porky West.  The extensive mineralized horizon in the Porky Lake Region will continue to be explored by surface prospecting and geochemical surveys and further drill testing.  Drilling is expected to begin in March 2009.

Claude developed road access and all surface infrastructures to support a third quarter 2006 bulk sample at the Porky West site.  As a follow up to this program, Claude recently obtained an additional 35,000 tonne bulk sampling permit and in June 2008, dewatering of the decline and underground development was initiated.  Once preparations were completed, a decline was driven down to access the 75-11 sill and a cut and fill lift is planned on the 65-11 sill during the initial phase of the expanded bulk sampling program.  During 2008, 5,781 tonnes at a grade of 3.59 grams per tonne were processed from Porky West.  The Company plans to sample additional tonnes from Porky West during 2009.

At December 31, 2008, the mineral reserve at Porky West was 81,400 tonnes at 4.29 grams per tonne, the indicated mineral resources consisted of 160,000 tonnes at 7.50 grams per tonne and the inferred mineral resource was 146,000 tonnes at 8.33 grams per tonne.

Combined with the Santoy 8 deposits, the potential commercial development of Porky West brings the Company closer to full integration of satellite production into the Seabee central milling complex.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, Accurassay Laboratories at Thunder Bay, Ontario, and or the Seabee minesite lab.  The former two laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and/or screen fire finish. Intercepts are reported as drilled widths and range from 65 percent to 90 percent of true widths.  Composite intervals were calculated using a 3.00 grams per tonne cut-off and may include internal dilution.

Results of Operations

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).

Financial

For the year ended December 31, 2008, the Company recorded net earnings of $0.4 million, or $0.00 per share, after a gain of $6.5 million arising from the sale of certain of the Company’s natural gas assets and after a $2.2 million non-cash recovery related to income tax benefits arising from the issuance of flow through shares.  This compares to a net loss of $7.0 million, or $0.08 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares for the comparable period in 2007.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 7

Revenue

2008 marked the first full year of production from the Santoy 7 mine.  In 2007, the Santoy 7 project was declared in commercial production effective October 1, 2007.  Prior to this date, gold sales net of expenditures were not included in earnings but were offset against the carrying value of the asset.

Gold revenue from the Company’s Seabee Operation for the year ended 2008 increased 37 percent to $41.0 million from $29.9 million reported for the year ended 2007.  The increase was a result of higher gold sales volume (2008 – 44,100 ounces; 2007 – 40,200 ounces) combined with a 25 percent improvement in Canadian dollar gold prices realized: 2008 - $930 (US $871); 2007 - $744 (US $692).  The comparative increase in gold sales volume was attributable mainly to 2007 sales volume excluding ounces sold that originated from the Santoy 7 bulk sample.

Expenditures

For the year ended December 31, 2008, the Company reported mine operating costs of $32.2 million, a 27 percent increase from the $25.3 million recorded in 2007.  This increase was largely attributable to the Company experiencing the industry wide challenges of increasing labour and consumable costs.  Total cash cost per ounce increased 16 percent to CDN $729 (US $683)  per ounce this year to date from CDN $629 (US $586) in 2007.  This result was due to a combination of higher operating costs offset by improved gold sales volume.

Total Cash Costs(1) per Gold Ounce Sold

Years ended	Dec 31	Dec 31
	2008	2007

Operating expenses (CDN $ thousands)	$32,166	$25,311
Divided by ounces sold	44,100	40,200
Total cash costs per ounce (CDN$)	$729	$629

CDN $ Exchange Rate	1.0673	1.0741
Total cash costs per ounce (US$)	$683	$586

(1)    For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

Depreciation, Depletion and Accretion

For the year ended December 31, 2008, depreciation, depletion and accretion reported was $12.5 million, a 51 percent increase over the $8.3 million reported in 2007.  These results were due to a higher asset base combined with fewer reserve tonnes at the Seabee Mine.

General and Administrative Expense

Year to date costs increased to $4.7 million from $4.2 million for the same period in 2007.  This was largely a result of increased labour, legal and regulatory compliance costs.

Interest and Other

For the year ended December 31, 2008, interest and other expenses increased to $1.3 million.  The substantial increase noted is mainly attributable to the interest paid on the debenture.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 8

Gain (Loss) on Sale of Assets

During the year, the Company realized a small gain on the sale of certain of its available-for-sale investments.  This compares to the small loss realized in 2007.

Write down of mineral properties

The write down of mineral properties of $0.9 million, $0.6 million in 2007, related to a reduction in carrying values of certain exploration properties in Saskatchewan.

Income Taxes

The income tax recovery of $2.2 million is the estimated income tax benefit arising from the issuance of flow-through shares in 2007 and the subsequent renouncement of those expenditures in 2008.  A similar benefit of $1.7 million was recorded in 2007.

Liquidity & Financial Resources

The Company had working capital of $19.2 million (2007 - $11.9 million).  The working capital improvement was largely the result of increases to cash and cash equivalents, inventories (including shrinkage stope platform costs) and payables offset by decreases in accounts receivable and demand loans.  Earnings before interest, taxes, deprecation and amortization (EBITDA)(1) was $3.5 million (2007 - $0.2 million).

(1) For an explanation of the use of non-GAAP performance, please refer to “Non-GAAP Performance Measures”.

Working Capital and Current Ratios

Dollars, in thousands of CDN dollars			Percent Increase (Decrease)
	2008	2007	2008	2007

Current assets	36,719	28,296	30	19
Current liabilities	17,511	16,438	7	4
Working capital	19,208	11,858	62	48
Current ratio	2.1	1.7	24	13

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Operations winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  In December 2008, the Company sold certain of its natural gas interests in Alberta for gross proceeds of $11.2 million.  Proceeds from the sale will be used to support the Madsen exploration program, the Seabee Operations winter ice road resupply and general Corporate purposes.

Investing

Mineral property expenditures during the year were $25.3 million, a $6.8 million decrease from 2007. Year to date, expenditures were comprised of the following: Seabee mine development of $8.9 million (2007 - $10.6 million); exploration costs, focusing on the Madsen, Santoy 8 and Porky exploration projects, of $11.0 million; and, property, plant and equipment additions of $5.4 million. Property, plant and equipment additions include mining equipment, camp infrastructure, tailings management facility expansion and Madsen dewatering.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 9

In 2008, no reclamation and decommissioning deposits were required for the Company’s Seabee Operations. In 2007, $0.1 million was deposited.

Financing

The Company closed a debenture offering for gross proceeds of $18.1 million.  This debenture features a 12 percent, five year term with monthly interest only payments.  Debenture holders received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing.

Other financing activities included the issuance of 114,633 common shares (2007 – 122,289 common shares) pursuant to the Company’s Employee Share Purchase Plan.

The $0.4 million increase in royalty obligations was a result of the accrual and payment of interest expense relating to the Red Mile royalty transactions.

During the year the Company repaid $2.0 million of its demand loans outstanding.  The proceeds from and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.  Short-term debt facilities include access to a $3.5 million operating line of credit

The Capital structure is a follows:

Capital Structure, in thousands of CDN dollars			Dec 31	Dec 31
	Interest	Maturity	2008	2007

Operating line of credit (1)	Prime + 1.25%		$-	$-
Demand loan # 1	5.99%	Feb/2010	1,302	2,348
Demand loan # 2	Prime + 1.50%	Aug/2011	2,667	3,667
Debenture	12%	May/2013	$16,575	$-
Total debt			20,554	6,015
Shareholders’ equity			87,072	88,107
Total debt to capital			.24	.07

(1) Short-term debt facilities include access to a $3.5 million operating line of credit.

Derivative Instruments and Hedging Activities

At December 31, 2008, the Company had no material off-balance sheet arrangements. To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 10

Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2008 are summarized as follows:

	Payments/Commitments due by period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligation

Demand loans	3,969,000	2,110,000	1,859,000	-	-
Interest on demand loans	297,000	197,000	100,000	-	-
Debenture	18,095,000	-	-	18,095,000	-
Debenture interest	9,534,600	2,171,400	4,342,800	3,020,400	-
Capital lease obligation	3,064,000	1,450,000	1,574,000	40,000	-
Office lease	73,000	73,000	-	-	-
Royalty payments(1)	53,288,000	5,518,000	11,405,000	12,736,000	23,629,000
Royalty obligations(1)	83,130,000	-	-	-	83,130,000
	171,450,600	11,519,400	19,280,800	33,891,400	106,759,000

(1)  To repay the Royalty and Royalty Obligations, funds are available from the Restricted Promissory Note and interest thereon.

Accounting Estimates

Claude’s significant accounting policies are contained in Note 2 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, gold, petroleum or natural gas prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.

Valuation of Properties

Claude assesses the carrying values of its properties annually or more frequently if warranted by a change in circumstances.  If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings.  Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves.  A material change in assumptions may significantly impact the potential impairment of these assets.

Asset Retirement Obligations

Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as environmental regulations, including requirements for closure and reclamation. Management judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs

The Company utilizes shrinkage stoping and long-hole mining as its primary mining methods to mine the Seabee orebody. Under the shrinkage stoping method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Under the long-hole mining method, costs incurred to access the long-hole stope are inventoried and also valued at the lower of cost and net realizable value.  Both amounts are recorded as shrinkage stope platform costs on the balance sheet. Broken ore from the shrinkage stope is reclassified to inventory once removed from the stope and taken to surface. If actual tonnage and grade vary significantly from estimates, or if the price of gold declines, there could be a material impact on the profitability of mining operations.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 11

Business Risk

Claude’s profitability is dependent on several factors: the quantity of gold and oil, ngls, & natural gas produced, related commodity prices, foreign exchange, operating costs, capital expenditures, exploration levels and environmental, health and safety regulations.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves. Whether an orebody will continue to be commercially viable depends on a number of factors. These factors include particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and have been highly volatile in the past.

Gold Price Volatility

The economics of developing gold properties is affected by many factors, including cost of operations variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2008, the market price for gold ranged from a low of US $713 to a high of US $1,011, with an average price of US $872.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices may cause the cessation of new mining projects; decrease the amount of capital available for exploration activities; reduce existing reserves by rendering blocks with grades marginally above mine cut-off uneconomic; or cause the write-off of an asset whose value is impaired by the low price of gold.

Foreign Exchange Risk

The price of gold and oil & natural gas is denominated in US dollars and, accordingly, Claude’s revenue from operations are denominated and received in US dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated changes in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2008, CDN$/US$ exchange rate ranged from a low of $0.9765 to a high of $1.2935, with an average of $1.0673.

Ore Reserves and Ore Grade Estimates

Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level for the recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 12

Access to Funding

Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenue from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

If the Company fails to meet its ongoing obligations on a timely basis it could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, Management estimates that $10.0 million is the minimum exploration expenditure required to fulfill Claude’s intended exploration programs.

Environmental Risk

In connection with its operations and properties, Claude is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future, which may necessitate significant capital outlays. It may also materially affect Claude’s results of operations and business, or cause material changes or delays in the Company’s intended activities.

Unfavourable Government Regulatory Changes

Claude is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control, environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Non-Operator Status of Oil and Natural Gas Properties

All of Claude’s Alberta oil & natural gas properties are operated by others; as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors inherent in the Company’s oil & natural gas operations are similar to those of its gold operations.

Industry Competition

Claude’s business is intensely competitive. The Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Personnel Risk

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full-time and part-time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 13

Flow Through Securities

Under the Canadian Income Tax Act, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

In the event that the Company is unable to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will be able to make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

At December 31, 2008, all flow-through qualifying expenditures have been made by the Company.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Conflict of Interest Policy.

Extreme and Persistent Weather Conditions

The Seabee Operation, certain of the Company’s oil and natural gas properties and the Company’s exploration properties are all located in the northern portions of Saskatchewan, Ontario, Manitoba and Alberta. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Shareholder Dilution

As of December 31, 2008, there were directors, officers, key employees and consultant stock options outstanding to purchase 3,541,335 common shares and 1,809,500 share purchase warrants.  These options and warrants, if fully exercised, would constitute approximately 5.2 percent of the Company’s resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 14

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee properties, the Company has examined property search abstracts from Saskatchewan Energy & Resources as well as made inquiries and reviewed lease files from the department. It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Insurance

In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company.

Outlook

For 2009, the Company will continue to focus on the following:

i)
Advance the 22,000 metre underground and 10,500 metre surface exploration drill programs at the Company’s 100 percent owned Madsen exploration property with a continuation of the shaft dewatering program;

ii)	Complete a National Instrument 43-101 resource estimate at Madsen;
iii)	At the Seabee Operations, continue Seabee Mine/Deep exploration and development to increase or sustain reserves and resources;
iv)
Further develop satellite deposits at the Seabee Operations, by continuing with an underground bulk sampling program at Porky West and, pending environment approval and permits, moving Santoy 8 towards commercial production; and

v)	Invest in capital projects and equipment to increase both production and productivity at the Seabee Operation.

For 2009, forecasted gold production at the Seabee Operation is estimated to range from 48,000 to 54,000 ounces of gold.   Cash operating costs for 2009 are estimated to be approximately $33.0 million.

Capital is expected to remain at current year levels as a result of added investment at Madsen and the continued upgrades at the Seabee Operations.

At current gold prices and forecast production, Management believes operating cash flows will be sufficient to fund the continued exploration at Madsen and winter ice road resupply requirements at the Seabee properties and area.  The Company is however proceeding with a private placement offering first announced on March 23, 2009, which is expected to close on or about April 9, 2009.  Proceeds of the issue will be used to repay a portion of the outstanding debentures (subject to satisfaction of any necessary approvals or other requirements), to incur Canadian Exploration Expenses as defined in the Income Tax Act (Canada) and for general corporate purposes.  As well, the Company intends to divest of its remaining non core assets, the proceeds of which could decrease the need for additional capital to be raised.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 15

Key Sensitivities

Earnings from Claude’s gold operation is sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2008 actuals, are as follows:

Gold

For a US $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.4 million, or $0.00 per share.

Fourth quarter Results and Selected Financial Information

For the quarter ended December 31, 2008, the Company recorded net earnings of $2.4 million, or $0.03 per share, compared to a net loss of $1.8 million loss, or $0.02 per share, for the comparable period in 2007.    For the three months ended December 31, 2008, EBITDA was $1.5 million, or $0.02 per share, compared to $0.7 million, or $0.01 per share, for the comparable period last year.

Gold revenue generated during the fourth quarter was $12.1 million, a 10 percent increase over the $11.0 million reported for the same period in 2007.  This was a result of lower gold sales volume compared to 2007 (Q4 2008 – 12,800 ounces; Q4 2007 – 14,200 ounces), more than offset by improved Canadian dollar gold prices realized Q4 2008 - $990 (US $816); Q4 2007 - $776 (US $790) are attributable to the improvement.

For the three months ended December 31, 2008, total mine operating costs decreased 3 percent to $8.4 million from $8.7 million for the same period last year.  Stabilization of these operating costs offset by the depreciating Canadian versus US dollar exchange rate resulted in a 12 percent increase in Canadian dollar cash operating cost per ounce:  Q4 2008 – CDN $683 (US $564); Q4 2007 – CDN $610 (US $621).

During the fourth quarter of 2008, depreciation, depletion and accretion of the Company’s gold assets of $4.0 million represented a 74 percent increase compared to the $2.3 reported during the comparable period in 2007.  These results are attributable to a higher asset base as well as fewer reserve tonnes at the Seabee Mine.

For the fourth quarter of 2008, general and administrative costs were 44 percent higher, increasing to $1.3 million from $0.9 million in 2007.  This was largely due to interest expense associated with the debenture.

The write down of mineral properties of $0.9 million related to reduction in carrying values of certain exploration properties in Saskatchewan.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 16

Quarterly Information

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Unaudited ($ millions)	2008	2008	2008	2008	2007	2007	2007	2007

Gold revenue	12.1	10.9	9.9	8.1	11.0	8.2	5.0	5.7
Net earnings (loss)	2.4	(1.7)	(0.8)	0.4	(1.8)	(1.8)	(3.4)	-
Net earnings (loss) per share(1)	0.03	(0.02)	(0.01)	0.00	(0.02)	(0.02)	(0.04)	(0.00)
Average realized gold price (CDN$)	990	888	915	922	776	720	695	765
Average realized gold price (US$)	816	853	906	918	790	689	633	653
Ounces sold(2)	12,200	12,300	10,800	8,800	14,200	11,400	7,100	7,500
Tonnes milled(3)	61,500	57,800	58,000	51,100	65,500	65,700	49,400	47,000
Ounces produced(3)	13,600	12,000	11,500	8,400	12,200	15,100	9,800	7,300
Grade processed (g/t)	7.09	6.77	6.45	5.37	6.08	7.46	6.38	5.13
Cash cost per ounce(4) (CDN$/oz)	683	757	750	729	610	591	726	631
Cash cost per ounce (US$/oz)	564	727	743	725	621	566	661	539
CDN$/US$ Exchange	1.2124	1.0418	1.0100	1.0042	0.9818	1.0448	1.0984	1.1714

(1)  Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Excludes ounces sold from Santoy 7 and Porky Lake bulk samples.
(3)  Includes ounces produced and tonnes milled from Santoy 7 and Porky Lake bulk samples.
(4)  For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

The financial results for the last eight quarters reflect the following general trends: improving gold revenue over the period; improvement in average realized gold prices aided by the weakening Canadian dollar; relatively constant gold production notwithstanding the poor first half of 2007 and Q1 2008; improving grade processed; increasing cash cost per ounce – a result of increased mine operating costs and lower gold sales volume notwithstanding Q4 2008.

	Dec 31	Dec 31	Dec 31
Dollars (CDN $ thousands)	2008	2007	2006

Gold revenue	40,999	29,922	32,495
Net earnings (loss)	383	(6,967)	6,422
Net earnings (loss) per share, basic and diluted	0.00	(0.08)	0.09
Total assets	215,436	199,434	145,717
Total long-term liabilities(1)	110,853	94,889	64,318

(1)    Includes a $83.1 million royalty obligation which is funded by a promissory note receivable.

Balance Sheet

The Company’s total assets were $215.4 million at December 31, 2008, compared to $199.4 million at December 31, 2007.  The $16.0 million increase was comprised largely of the following: $5.8 million in Cash and cash equivalents; $1.5 million of Interest receivable on restricted promissory notes; $3.7 million in Inventories, stockpiled ore and Shrinkage stope platform costs; and $12.1 million in Mineral Properties, largely comprised of exploration and mine dewatering costs at the Madsen property.  These increases were offset by decreases of $2.1 million in Accounts Receivable and $4.7 million in Assets held for sale.

Total liabilities were $128.4 million at December 31, 2008, compared to $111.3 million at December 31, 2007.  The $17.1 million increase was comprised largely of the following: $1.6 million of Accounts payable and accrued liabilities; $1.5 million of Interest payable on royalty obligations (note, interest earned on and principle balance of the Company’s restricted promissory notes – discussed above – are anticipated to be sufficient to fund the expected royalty payments over the remaining years of the royalty obligation agreements); $16.6 million attributable to the debenture issued during the second quarter.  These increases were offset by a decrease of $2.0 million in the Company’s Demand loans payable.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 17

Shareholders’ equity decreased by $1.0 million to $87.1 million at the end of 2008, from $88.1 million at December 31, 2007. This is largely attributable to a decrease in share capital of $1.6 million (due primarily to flow-through renunciation of $2.2 million and common shares issued offset by the fair value of warrants issued) which was offset by an increase in contributed surplus of $0.4 million and net earnings of $0.4 million.

Assets Held For Sale and Related Operations

During the third quarter of 2008, the Company announced plans to divest of its oil and natural gas assets.  As required by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 (Disposal of Long-Lived Assets and Discontinued Operations), the related oil and natural gas assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of earnings (loss) and cash flows for all periods presented.

Provided below is Management’s discussion and analysis as it relates to the Company’s oil and natural gas operations:

Claude produces crude oil, natural gas and natural gas liquids (ngls) from properties in Alberta and Saskatchewan.

The Company has various non-operated working interests in oil, ngls and natural gas in Alberta. During 2008, the Alberta properties provided 89 percent of the total production for oil and ngls and 100 percent of the production of natural gas.  The Nipisi Unit is a 151 well unitized oil field operated by Canadian Natural Resources Ltd.  In addition to this property, the Company has interests in producing oil and natural gas wells at a number of other Alberta locations.

In Saskatchewan, the Company has a 75 percent working interest in six producing vertical oil wells along with a 33.75 percent interest in four producing horizontal wells.

During the second quarter of 2008, in exchange for one third of the Company’s working interest in its Alberta oil and natural gas assets, the Company eliminated the 70 percent overriding royalty on its Alberta oil and natural gas assets.

During the fourth quarter of 2008, Claude sold its working interests in the Edson Gas Unit No. 1 and the Edson Gas Plant for gross proceeds of $11.2 Million with an effective date of September 1, 2008.  The Edson Gas Unit represented the majority of the Company’s historic natural gas sales.  Refer to Note 7 of the consolidated financial statements for detailed information relating to the Assets held for sale and related operations.

Gross oil, ngls and natural gas revenue for the year ended December 31, 2008 decreased 18 percent to $7.4 million from $9.0 million reported for 2007. This result was largely attributable to an increase in petroleum and natural gas prices realized offset by normal production declines, the transfer of one-third of the Company’s working interest in its Alberta oil and natural gas assets and the sale of its Edson assets during the fourth quarter.

Oil and ngls sales volume for 2008 was 46,000 barrels, 29 percent lower than the 64,600 barrels sold during 2007. The decrease is largely attributable to the transfer of one-third of the Company’s working interest in its Alberta oil and ngls assets and the September 1, 2008 sale of the Company’s Edson assets.  During 2008, the average realized price per barrel of oil and ngls in Canadian dollars was $111.81 (US $104.78), an increase of 56 percent over the December 31, 2007  average realized price of $71.52 (US $66.59).

Natural gas sales volume, also impacted by the Company’s transfer of one-third its working interests in its Alberta oil and natural gas assets and the Edson sale, decreased to 282 MMCF for the twelve months of 2008 from 588 MMCF during the similar period in 2007. The average realized price in Canadian dollars increased to CDN $10.54 (US $9.88) from CDN $6.41 (US $5.97).

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 18

Operating costs were $2.1 million during 2008, a 13 percent decrease from the $2.4 million reported during the comparable period of 2007.  This reduction is attributable to increased infrastructure spending at the Nipisi property offset by the transfer of one-third of the Company’s working interest in its Alberta oil and natural gas assets.  The sale of its Edson assets during the fourth quarter also impacted these costs.

Each year the Company has its proven and probable oil, ngls and natural gas reserves evaluated independently.  Crude oil and ngls proved and probable reserves decreased by 39 percent to 652,000 barrels at the end of 2008 from 1,066,000 barrels at the end of 2007.  Decreases in the year were attributable to normal production declines, the transfer of one-third of the Company’s working interest in its Alberta oil and natural gas assets and the sale of its Edson assets during the fourth quarter.  Natural gas reserves decreased to 329 MMCF in 2008 from 7,387 MMCF in 2007.  These results were also attributable to normal production declines and the transfer and sale transactions of the Company’s Edson assets.

Reserves (1)	Dec 31	Dec 31
	2008	2007
Crude oil and ngls (mbbl)
Proved
Alberta	416	737
Saskatchewan	45	51
	461	788
Probable
Alberta	182	266
Saskatchewan	9	12
	191	278
Total	652	1,066

Natural gas (MMCF)
Proved
Alberta	231	5,987

Probable
Alberta	98	1,400
Total	329	7,387

Barrels of oil equivalent (MBOE) (2)
Proved	500	1,786
Probable	207	512
Total	707	2,298

(1) Reserves at December 31, 2008 reviewed by Sproule Associates Limited.
(2) Conversion: 6 mcf = 1 boe

Key Sensitivities

Earnings from Claude’s oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2008 actuals, are as follows:

Oil & Natural Gas

For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.2 million ($0.00 per share). For a US $1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.3 million ($0.00 per share).  A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

Outstanding Share Data

At December 31, 2008, there were 97,112,030 common shares outstanding.   This compares to 96,997,397 shares outstanding at December 31, 2007.  Subsequent to the balance sheet date, Claude issued 421,056 shares pursuant to the Company’s Employee Share Purchase Program.  At March 27, 2009, there were 97,533,086 common shares issued and outstanding.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 19

In addition, there were 3.5 million director, officers, key employee and consultant stock options and 1.8 million warrants outstanding, with exercise prices ranging from $0.34 to $2.10 per share.  This compares to 3.7 million director, officers, key employee and consultant stock options outstanding at December 31, 2007 with exercise prices ranging from $0.53 to $2.10 per share.

Disclosure Controls and Internal Controls over Financial Reporting

As of December 31, 2008, we evaluated our disclosure controls and procedures as defined in the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at December 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. No significant changes were made in our internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Recent Accounting Pronouncements

Please refer to Note 3 to the audited consolidated financial statements for information pertaining to accounting changes effective January 1, 2008.  Note 3 to the audited consolidated financial statements also contains information on accounting pronouncements that will be effective in future periods.

The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to December 31, 2008:

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) has confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011.  An April 2008 exposure draft issued by the CICA, Adopting IFRS in Canada, makes possible the early adoption of IFRS by Canadian entities.

In January 2008, the United States Securities and Exchange Commission (“SEC”) issued a final rule that would allow some foreign private issuers to use IFRS, without reconciliation to US GAAP.  The Company does not plan to adopt IFRS prior to the CICA mandatory deadline of January 1, 2011.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

In order to plan for and to achieve a smooth transition to IFRS, Claude has established a project team to assess the potential impacts of the transition to IFRS.  The project team has developed a detailed plan to ensure compliance with the new standards.  Regular progress reports on the status of Claude’s IFRS implementation project are provided to Senior Management and to the Audit Committee.  A major public accounting firm has been engaged to provide technical accounting advice and project management guidance in the conversion to IFRS.

The Company’s implementation project consists of three primary phases:

•
Phase 1: Preliminary Study and Diagnostic.  This phase included performing a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS.  This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan.  The information obtained from the assessment was also used to develop a detailed plan for convergence and implementation.  During phase 1, an analysis was also performed to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 20

•
Phase 2: Detailed Component Evaluation.  In this phase, further evaluation of the financial statement areas impacted by IFRS will be completed.  This will involve a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS.  This detailed assessment will facilitate final decisions around accounting policies and overall conversion strategy.  This phase also involves specification of changes required to existing business processes and procedures.

•
Phase 3: Implementation and Review.  This phase includes the execution of changes to business processes and procedures impacted by Claude’s transition to IFRS and formal approval of recommended accounting policy changes.  Also included in this phase is the delivery of necessary IFRS training to Claude’s Audit Committee, Board of Directors and staff.  This phase will culminate with the collection of financial information necessary to compile IFRS compliant financial statements, with Audit Committee approval, commencing in 2011.

Claude completed the preliminary study and diagnostic phase during the fourth quarter of 2008 and is now in the detailed component evaluation phase.  Claude’s analysis of the areas that may be impacted by the adoption of IFRS has identified a number of differences.  Claude is currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures.  In addition, Claude continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures.  Claude has and will continue to invest in training and resources throughout the transition period.

Goodwill and Intangible Assets

Effective January 1, 2009, the Company will adopt CICA Handbook Section 3064, Goodwill and Intangible Assets, which supersedes CICA Handbook Section 3062 (Financial Instruments - Goodwill and Other Intangible Assets) and CICA Handbook Section 3450 (Research and Development Costs) and substantially harmonizes Canadian Standards with IFRS.  This standard introduces guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets.  The changes are effective for interim and annual financial statements beginning on or after October 1, 2009.  Concurrent with the introduction of this standard, the CICA withdrew Emerging Issues Committee (“EIC”) 27 - Revenues and Expenses during the pre-operating period which removes the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations.  The Company is currently reviewing this new standard in order to determine its impact.

Consolidated Financial Statements

Effective January 1, 2009, the Company will adopt CICA Handbook Section 1601, Consolidated Financial Statements which supersedes the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011.  Claude does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Non-Gaap Performance Measures

The Company utilizes non-GAAP financial measures as supplemental indicators of operating performance and financial position.  These non-GAAP financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to general cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 21

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate income from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net earnings before operations held for sale, as reported in accordance with GAAP, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt and to meet other payment obligations or as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

	Dec 31	Dec 31
	2008	2007

Earnings (loss) from continuing operations	(8,129)	(6,641)
Income taxes	(2,240)	(1,705)
Interest and other	1,325	(113)
Depreciation, depletion and accretion	12,524	8,308
EBITDA	3,480	(151)

As compared to net earnings (loss) according to GAAP, EBIDTA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments, or gain on sale of long-term investments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Operating Cost Per Ounce

The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Operations. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Caution Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” that are based on Claude’s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as “outlook”, “anticipate”, “project”, “forecast”, “target”, “believe”, “estimate”, “expect”, “intent”, “should”, “could” and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to: exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.

A discussion of these and other factors that may affect Claude’s actual results, performance, achievements or financial position is contained in the filings by Claude with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect Claude’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 22

Additional Information

Additional information related to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on www.clauderesources.com.